WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

December 7, 2009

Mr. Adam Turk
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:  Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Mr. Turk:

We have filed on EDGAR the above Form S-11 and the related response table which is attached to this letter responding to comments on the Registrant’s filing on Form S-1, File No. 333-162177

Page number references in the table are to pages in the marked copy filed on EDGAR.  Because of the change in filing format, we have highlighted the changes in color in the marked copy as this is a first filing on Form S-1

Because of the length and nature of the responses to Comments 1, 2 and 3, these responses are set forth below.  The remainder of the responses are set forth in the attached Table.

Comment 1

The Registrant is neither a “blank check company” as defined in SEC Rule 419 nor a “shell company as defined in SEC Release No.  33-8587.

DISCUSSION

Definition of Blank Check Company

As noted in Rule 419.a.2:

For purposes of this section, the term "blank check company" shall mean a company that:

i.
Is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and

ii.	Is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.

Definition of Shell Company

In SEC Release No. 33-8587, the Commission stated:

We are defining a “shell company” as a registrant with:

•	no or nominal operations

and

•	either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets.

We note that this is an “and” test, not an “or” test.  Thus, if the Company has more than no or nominal operations, it is not a shell company, regardless of whether or not it has any assets.

We further note that the test is not based upon revenues but upon operations, an important distinction.  A company that has more than nominal operations but has not generated revenues is not a shell company within this definition.

The SEC stated, “We are not defining the term “nominal,” as we believe that this term embodies the principle that we seek to apply and is not inappropriately vague or ambiguous.[32]”

To demonstrate that the Commission did not think the term vague or ambiguous, they indicated specifically what would be considered nominal.

[32] We have become aware of a practice in which a promoter of a company and/or affiliates of the promoter appear to place assets or operations within an entity with the intent of causing that entity to fall outside of the definition of “blank check company” in Securities Act Rule 419. The promoter will then seek a business combination transaction for the company, with the assets or operations being returned to the promoter or affiliate upon the completion of that business combination transaction. It is likely that similar schemes will be undertaken with the intention of evading the definition of shell company that we are adopting today. In our view, where promoters (or their affiliates) of a company that would otherwise be a shell company place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company, those assets or operations would be considered “nominal” for purposes of the definition of shell company.

If, then, the company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company, according to the SEC, the Company would not be considered a shell company.

Nonetheless, some confusion arose over the application of the definition to early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans as opposed to companies with phony business plans that did not take and did not intend to take actions to implement a business plan.  To clarify that the shell company definition did not apply in the first situation, early stage, pre-revenue companies with legitimate business plans that were taking active steps to implement their business plans, the Commission in adopting revisions to Rule 144 in Release No. 33-8869 stated:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

Thus, the SEC has explicitly stated that a company is not a shell company if:

•	The company is early stage, pre-revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan.

•
The company has no intention to place assets or operations in that company and those assets or operations are returned to the promoter or its affiliates (or an agreement is made to return those assets or operations to the promoter or its  affiliates) before, upon completion of, or shortly after a business combination transaction by that company.

Similarly, a company that is early stage, pre-revenue “start up” company with a legitimate business plan that is taking active steps to implement its business plan is not a “blank check” company.

The Company has a valid business plan, has taken significant steps to implement that business plan and has more than no or nominal operations.

FINRA may believe that the Company’s registration statement filed on Form S-1 indicates that the Company has no operating history and has not commenced operations.

Registration Statement filed on Form S-11 contains specific disclosure of the significant, not nominal, steps the Company has taken and has committed to take to implement its legitimate business plan to acquire and operate commercial real estate and real estate related-assets in Greece, Bulgaria, Romania and the United States.  When the Company was formed in July 2009, it was formed with the intention to implement a business plan to and operate commercial real estate and real estate related-assets in Greece, Bulgaria, Romania and the United States.  and management of the company has been continually engaged since formation, and even prior thereto, in implementing this business plan.

As noted in the filing, the Company and its management taken the following steps in furtherance of our business plan:  We have enriched our knowledge in the real estate market in Greece, Bulgaria, Romania and the United States by studying the existing statistics on this market and by having extensive discussions with many experts of the market as follows:

•	Overall we have reviewed 34 properties in two countries, the USA and Greece.
•	The types of properties we have reviewed are 8 residential and 26 commercial.
•	Overall we have met with 37 real estate agents in two countries, the USA and Greece.
•	We have met with 20 real estate agents in the U.S. and another 17 in Greece.
•
We have contacted two appraisers, one in the U.S. and another one in Greece. The appraiser we contacted in Greece is able to make appraisals also in Bulgaria and in Romania. In his team he also includes other scientists such as architects, engineers, topographers and seismologists.

Assuming we raise sufficient funding, our investment strategy is designed to provide investors with a diversified portfolio of real estate assets.  We have no formal contract, agreement or commitment to acquire any specific property as of the date of this Prospectus.  All of the individuals and firms we have met with in furthering our business plan described above have indicated that we need to become a fully reporting SEC company with securities qualified for quotation on the OTCBB before proceeding in any more formal manner.

Management of the Company has further advised me to represent to the staff that:

•
The Company has no intention to place assets or operations in that company and those assets or operations be returned to management or its affiliates and has no agreement or understanding to return those assets or operations to management or its affiliates at any time.

•	The Company is not engaged in a scheme to avoid the definition of a shell company through the actions described in Footnote 32 or otherwise.

All of the above clearly demonstrates that the Company has a valid, viable business plan that has noting to do with engaging in a merger or acquisition with an unidentified company or companies, or other entity or person, has had significant operational activities and thus does not meet the definition of a blank check company under Rule 419 or a shell company under the SEC’s guidelines and interpretations.

Comment 2

The Registrant has refiled on From S-11.

Comment 3

This filing is not an indirect public offering within any interpretation of Rule 415 of the Commission staff of which we are aware.  We and many other registrants have filed numerous selling stockholder registration statements in which a relatively small percentage of the registrants’ issued and outstanding share were being registered for resale by all or primarily all non-affiliated shareholders with the purpose of becoming an SEC reporting issuer to secure a qualification for quotation of its securities on the OTCBB.  In this filing, the Registrant has 20,493,960 shares of common stock outstanding and selling shareholders are offering up to 392,000 shares, or approximately 1.9% of total issued and outstanding common stock.

In no similar case in which we were directly involved or of which we are aware has the staff ever taken the position that such an offering is an indirect public offering.  Indeed, based upon conversations with other members of the SEC staff over the years, we believe any such position is inconsistent with current staff interpretation of Rule 415 on this issue.  We presume that to some extent the staff’s concern on this issue is related to matters raised in Comment 1 above, which we have adequately addressed.

In these facts and circumstances involving the registration for resale of a de minims percentage of a company’s issued and outstanding shares by non-affiliated shareholders in a company that is neither a blank check nor a shell company, this registration statement is not an indirect public offering.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .		See above.
2 .		See above.
3 .		See above.
4 .		We are not including any such information in our prospectus and are not distributing any preliminary prospectus.
5 .	11, 26	We have eliminated disclosure which referenced these terms in risk factors and in “Locating Properties.”
6 .	2, 7	Penny stock disclosure added to cover page and summary.
7 .	6 - 8	Summary of these and other risks added to Summary section.
8 .	Second sentence, last paragraph - 8	Clarifying sentence added to Summary.
9 .	16	Requested disclosures added to this “It may be difficult …” Risk Factor.
10 .	15	Requested disclosures added to this “Penny Stock” Risk Factor.
11 .	25	Explanatory sentence concerning officer loan to cover this added to Liquidity section in MDA.
12 .	36	No such committees and no intention to form them added to Directors and Officers section.
13 .	29	We intend to hold those properties we can’t lease and lease those we can. Disclosure added.
14 .	24	12 month plan of operations added.
15 .	24	Disclosure added in last paragraph of 12 month plan.
16 .	22	This disclosure has been eliminated. Management background disclosed in Directors and Officers section.
17 .	23	Disclosure added to first paragraph of 12 month plan.
18 .	22 - 23	Disclosure added to “Overview and Outlook” in MDA.
19 .	25	Disclosure added to first paragraph of “Liquidity” in MDA.
20 .	36	Disclosure concerning promoters and their compensation added.
21 .		As our first full fiscal year during which we will be subject to Section 15.d ends July 31, 2010, we believe these dates are accurate.

Report of Independent Registered Public Accounting Firm, page F1

22. We note that the report of your independent registered public accounting firm does not indicate the city and State where issued, as required by Rule 2-02 of Regulation S-X. Please file an amendment to your Form S-1 to include a report of your independent registered public accounting firm, which fully complies with Article 2 of Regulation S-X.

a. The audit report has been reissued with the city and State where issued in the Amendment.

Summary of Significant Accounting Policies, page F6

23. Please revise your filing to disclose your accounting policy for organizational and offering costs. Please tell us the accounting guidance that you relied upon to determine your policies. Also, advise us if any costs have been paid on your behalf by related parties/affiliated entities.

a. Please see revision to Note 1 to the financial statements as of July 31, 2009. The revised policies regarding organizational and offering costs are based on the accounting guidance contained in the FASB Accounting Standards Codification, Section 720-15-25-1 and Section 340-10-S99-1, respectively. No organizational or offering costs have been paid on our behalf by related parties/affiliated entities.

Recent Sales of Unregistered Securities, page 42

24. Your disclosure under this heading and in Note 5 to your financial statements, states that between July 2009 and October 2009, you sold 392,000 shares to 4 U.S. and 39 non-U.S. investors at a price of $.10 per share for aggregate consideration of $39,200. However, we note neither your Statement of Stockholders’ Deficit nor your Statement of Cash Flows reflects any such sales for the period from your inception to July 31, 2009. Please clarify for us when the aforementioned sales took place and revise your diclosure as necessary or restate your financial statements to reflect any sales that took place on or before July 31, 2009.

a. Please see revision to Note 5 to the financial statements as of July 31, 2009 and disclosure of Recent Sales of Unregistered Securities. The first sale took place on August 12, 2009, with funds being received on September 11, 2009.